          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, D.C.  20549

           FORM N-17f-2

     Certificate of Accounting of
       Securities and Similar
    Investments in the Custody of
   Management Investment Companies
 Pursuant to Rule 17f-2 [17 CFR 270.17F-2]


------------------------------------------------------------------------------------------------------------------------------------
  1. Investment Company Act File Number:                                                Date examination completed:

     811-6404, 811-6640, 811-7444, 811-7838                                             November 30, 1999
------------------------------------------------------------------------------------------------------------------------------------
  2. State identification Number:
      ------------------------------------------------------------------------------------------------------------------------------
      AL                   AK                  AZ                   AR                  CA                    CO
      ------------------------------------------------------------------------------------------------------------------------------
      CT                   DE                  DC                   FL                  GA                    HI
      ------------------------------------------------------------------------------------------------------------------------------
      ID                   IL                  IN                   IA                  KS                    KY
      ------------------------------------------------------------------------------------------------------------------------------
      LA                   ME                  MD                   MA                  MI                    MN
      ------------------------------------------------------------------------------------------------------------------------------
      MS                   MO                  MT                   NE                  NV                    NH
      ------------------------------------------------------------------------------------------------------------------------------
      NJ                   NM                  NY                   NC                  ND                    OH
      ------------------------------------------------------------------------------------------------------------------------------
      OK                   OR                  PA                   RI                  SC                    SD
      ------------------------------------------------------------------------------------------------------------------------------
      TN                   TX                  UT                   VT                  VA                    WA
      ------------------------------------------------------------------------------------------------------------------------------
      WV                   WI                  WY                   PUERTO RICO
      ------------------------------------------------------------------------------------------------------------------------------
      Other (specify): N/A - These are closed-end funds and are traded on an exchange
      ------------------------------------------------------------------------------------------------------------------------------
  3. Exact name of investment company as specified in registration statement:

     American Strategic Income Portfolio Inc.
     American Strategic Income Portfolio Inc. II
     American Strategic Income Portfolio Inc. III
     American Select Portfolio Inc.
------------------------------------------------------------------------------------------------------------------------------------
  4. Address of principal executive office (number, street, city, state, zip code):

     601 Second Ave South
     Minneapolis, MN 55402
------------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

     THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

            REPORT OF MANAGEMENT ON COMPLIANCE WITH RULE 17f-2 OF THE
                         INVESTMENT COMPANY ACT OF 1940

JANUARY 10, 2000

We, as members of management of American Strategic Income Portfolio Inc., American Strategic Income Portfolio Inc. II, American Strategic Income Portfolio Inc. III, and American Select Portfolio Inc., (referred to collectively as "the Funds") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 1999.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 1999 with respect to securities and similar investments in whole loans reflected in the investment account of the Funds, except for nine of the investments in whole loans for which the underlying documentation was unable to be located at U.S. Bank National Association, the Custodian.

/s/ Paul A. Dow
------------------------------
Paul A. Dow
President
American Strategic Income Portfolio Inc.,
American Strategic Income Portfolio Inc. II,
American Strategic Income Portfolio Inc. III,
and American Select Portfolio Inc.


/s/  Robert H. Nelson
------------------------------
Robert H. Nelson
Vice President and Treasurer
American Strategic Income Portfolio Inc.,
American Strategic Income Portfolio Inc. II,
American Strategic Income Portfolio Inc. III,
and American Select Portfolio Inc.

                        Report of Independent Accountants


To the Board of Directors of
American Strategic Income Portfolio Inc., American Strategic Income Portfolio
 Inc. II, American Strategic Income Portfolio Inc. III, and American Select Portfolio Inc.

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that the American Strategic Income Portfolio Inc., American Strategic Income Portfolio Inc. II, American Strategic Income Portfolio Inc. III, and American Select Portfolio Inc. (referred to collectively as "the Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of November 30, 1999 with respect to securities and similar investments in whole loans reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 1999, and with respect to agreement of security and similar investments purchases and sales, for the period from August 31, 1999 (the date of last examination) through November 30, 1999:

     - Count and inspection of underlying documentation of securities and similar investments in whole loans designated as being held in the vault of U.S. Bank National Association (the "Custodian") in St. Paul, Minnesota, without prior notice to management;

     - Confirmation of underlying documentation of securities and similar investments in whole loans in-transit at the respective loan servicer organization;

     - Confirmation of all securities and similar investments held by the Federal Reserve Bank of Minneapolis in book entry form;

     - Reconciliation of confirmation results as to all such securities and investments in whole loans to the books and records of the Funds and the Custodian;

     - Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records; and

     - Agreement of five investment purchases and five investment sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, the Funds complied, in all material respects, with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 1999, with respect to securities and similar investments in whole loans reflected in the investment accounts of the Funds, except for specific instances of noncompliance with subsection (b).

As discussed in management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," the following noncompliance occurred at the Funds as of November 30, 1999. The underlying documentation for nine of the investments in whole loans was unable to be located at the Custodian. However, we were able to review alternative documentation supporting the Funds' original investment in these loans. We also reviewed documents received from the servicers for cash payments received on these investments in whole loans subsequent to our count date of November 30, 1999.

This report is intended solely for the information and use of the board of directors and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                     /s/ Ernst & Young LLP


January 10, 2000